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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Filing Person)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                    353469109
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           Transaction Valuation                      Amount of Filing Fee
           ---------------------                      --------------------

                $44,000,000*                                $8,800

--------------------------------------------------------------------------------

         * This amount assumes the purchase of 7,333,333 shares of common stock, par value $0.05 per share, at the tender offer price of $6.00.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third-party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

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         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

         Amount previously paid:  Not applicable.         Filing party:  Not applicable.

         Form or registration No.:  Not applicable.       Date filed:  Not applicable.

This Tender Offer Statement on Schedule TO (this "Schedule") is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in Summary Term Sheet in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Franklin Covey Co., a Utah corporation (the Company), and the address and telephone number of its principal executive office are 2200 West Parkway Boulevard, Salt Lake City, Utah 84119, and (801) 975-1776.

         (b) This Schedule relates to an offer by the Company to purchase up to 7,333,333 shares of its common stock, par value $0.05 per share (the "Shares"), for cash in the amount of $6.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in "Summary Term Sheet," "Introduction," "The Offer--Number of Shares; Expiration Date," and "--Acceptance for Payment and Payment for Shares" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "The Offer--Price Range of Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Introduction," "The Offer--Number of Shares; Expiration Date," "--Procedures for Accepting the Offer and Tendering Shares," "--Withdrawal Rights," "--Acceptance for Payment and Payment for Shares," "--Conditions of the Offer," "--Source of Funds for and Expenses of the Offer," "--Income Tax Considerations," "--Legal Matters; Regulatory Matters" and "--Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "The Offer--Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in "The Offer--Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

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ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "The Offer--Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "The Offer--Acceptance for Payment and Payment for Shares" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "The Offer--Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "The Offer--Source of Funds for and Expenses of the Offering" the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "The Offer--Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (d)     Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)     Not applicable.

         (b) The information set forth in "The Offer--Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in "The Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) The information set forth in "The Offer--Information Concerning Franklin Covey" and "Additional Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) The information set forth in "The Offer--Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Agreements Concerning" the Shares in the Offer to Purchase is incorporated herein by reference.

         (b)     Not applicable.

ITEM 12.  EXHIBITS.

         (a)(1)  (A)      Offer to Purchase, dated November 26, 2001.

                 (B)      Form of Letter of Transmittal.

                 (C)      Form of Notice of Guaranteed Delivery.

                 (D) Form of Letter to brokers, dealers, commercial banks, trust companies, and other nominees.

                 (E) Form of Letter to client for use by brokers, dealers, commercial banks, trust companies, and other nominees.


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         (a)(2)-(4)       Not applicable.

         (a)(5)  (A)      Press Release, dated November 13, 2001.*

                 (B)      Summary Advertisement, dated November 26, 2001.

                 (C)      Press Release, dated November 26, 2001.

         (b)     Not applicable.

         (d)     Not applicable.

         (g)     Not applicable.

         (h)     Not applicable.

* Previously filed on Schedule TO

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

                                           FRANKLIN COVEY CO.


November 26, 2001                          By /s/ Robert A. Whitman
                                             -----------------------------------
                                              Robert A. Whitman
                                              Chief Executive Officer